Exhibit 99.1

Santiago, November 26, 2020

Joaquín Cortez Huerta

President

Financial Markets Commission

Ref.: Material Fact. Agreements adopted in the Extraordinary Shareholders’ Meeting held on November 26, 2020.

Mr. President:

In accordance to what is established in Article 44 of the General Banking Law, and in Articles 9 and 10 of Law 18,045 on Securities Markets, we inform you that today November 26, 2020 at 16:00 at Bandera 140 and via remote connection, the Extraordinary Shareholders’ Meeting of Banco Santander-Chile was held, in which the following agreements were adopted:

1. To distribute a dividend of Ch$ 0.87891310 per share, corresponding to 30% of the retained earnings attributable to shareholders for 2019, which will be paid the next working day following the meeting held. Shareholders who were in the Shareholders Register as of midnight of November 21 of this year have the right to the dividend.

2. Assign ICR Chile, a local private risk agency, to classify the Bank

Sincerely,

Miguel Mata Huerta
General Manager

c.c.:	Bolsa de Comercio de Santiago.
Bolsa Electrónica de Chile.

Santiago, 26 de noviembre de 2020

Señor

Joaquín Cortez Huerta

Presidente

Comisión para el Mercado Financiero

Presente

Ref.: Informa Hecho Esencial. Acuerdos adoptados en Junta Extraordinaria de Accionistas, celebrada día 26 de noviembre de 2020.

De mi consideración:

Conforme a lo dispuesto en el artículo 44 de la Ley General de Bancos, y en los artículos 9 y 10 de la Ley N° 18.045 sobre Mercados de Valores, se informa como Hecho Esencial, que el día de hoy, jueves 26 de noviembre a las 16:00 horas en calle Bandera N° 140 y por vía remota, se celebró la Junta Extraordinaria de Accionistas de Banco Santander-Chile, en la cual se adoptaron los siguientes acuerdos:

1. Distribuir un dividendo de $ 0,87891310 por acción, correspondiente a un 30 % de las utilidades retenidas del ejercicio 2019, el que se pagará a contar del día siguiente hábil bancario de la celebración de la Junta. Tienen derecho a cobrar el dividendo referido los accionistas que se encuentren inscritos en el Registro de Accionistas a la medianoche del día 21 de noviembre en curso.

2. Designar al clasificador local privado de riesgo ICR Chile, para la clasificación del Banco.

Sin otro particular, saluda atentamente a usted,

Miguel Mata Huerta
Gerente General

c.c.:	Bolsa de Comercio de Santiago.

Bolsa Electrónica de Chile.